1. Name and Address of Reporting Person
   PRESTON, STEVEN C.
   3250 Lacey Road, Suite 600
   Downers Grove, IL 60515-1700
   USA
2. Issuer Name and Ticker or Trading Symbol
   ServiceMaster Company (SVM)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Ex. VP & CFO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common stock $.01 par value                                                               13000            D
Common stock $.01 par value                                                               482 <F1>         I           by 401(k)
                                                                                                                       plan
Common stock $.01 par value                                                               40567 <F2>       I           Deferred Comp

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $13.4667                                             02/12/2007 Common                      22500    D
(Right to buy)                                                                 stock                       <F3>
                                                                               $.01
                                                                               par
                                                                               value
Stock Options  $13.83   02/08/2002 A         10000       02/08/2003 02/07/2009 Common  100000   $0.0000    100000   D
(Right to buy)                               0                                 Stock                       <F4>
1997 Option    $11.2222                                             02/12/2007 Common                      225000   D
Plan (Right to                                                                 stock                       <F4>
Buy)                                                                           $.01
                                                                               par
                                                                               value
1997 Option    $12.3467                                             02/12/2007 Common                      22500    D
Plan (Right to                                                                 stock                       <F3>
Buy)                                                                           $.01
                                                                               par
                                                                               value
1997 Option    $14.5911                                             02/12/2007 Common                      22500    D
Plan (Right to                                                                 stock                       <F3>
Buy)                                                                           $.01
                                                                               par
                                                                               value
1997 Option    $15.7111                                             02/12/2007 Common                      22500    D
Plan (Right to                                                                 stock                       <F3>
Buy)                                                                           $.01
                                                                               par
                                                                               value
1997 Option    $16.8355                                             02/12/2007 Common                      22500    D
Plan (Right to                                                                 stock                       <F3>
Buy)                                                                           $.01
                                                                               par
                                                                               value
Non-Qual.      $18.075                                              01/28/2009 Common                      90000    D
Stock Option                                                                   stock                       <F4>
(Right to Buy)                                                                 $.01
                                                                               par
                                                                               value
1998           $11.5                                                12/31/2009 Common                      235158   D
Non-Qual.Stock                                                                 stock                       <F5>
Option (Right                                                                  $.01
to Buy)                                                                        par
                                                                               value
1998           $18.2583                                             02/15/2008 Common                      45000    D
Non-Qual.Stock                                                                 Stock                       <F4>
Option (Right
to Buy)
Senior Ex.     $8.75                                                08/07/2007 Common                      200000   D
Ownership                                                                      stock                       <F4>
Elec. Plan                                                                     $.01
(Right to Buy)                                                                 par
                                                                               value
2000 Emplee    $10.52                                               03/15/2008 Common                      250000   D
Stock Option                                                                   stock                       <F4>
(Right to Buy)                                                                 $.01
                                                                               par
                                                                               value
WSH Emplee     $13.87                                               05/03/2006 Common                      2523     D
Stock Option                                                                   stock                       <F6>
(Right to Buy)                                                                 $.01
                                                                               par
                                                                               value

Explanation of Responses:

<F1>
Includes 13 shares acquired through the ServiceMaster Profit Sharing and Retirement Plan during the period January through December 2002 at prices ranging from $8.89 to $15.50.
<F2>
The deferred shares represent phantom stock units accrued under the dividend reinvestment feature of the ServiceMaster Deferred Compensation Plan, including 1,365 shares acquired during the period January through December 2002 at prices ranging from $8.89 to $15.50.
<F3>
Exercise Vesting/Exercise Prices - 1st annivresary 20% exercisable at 110% FMV:$12.3467 per share - 2nd anniversary 20% exercisable at 120% FMV - $15.7111 per share - 3rd anniversary - 20% exercisable - at 130% FMV $14.5911 per share - 4th anniversary 20% exercisable at 140% FMV $13.4667 - 5th anniversary 20% exercisable at 150% of FMV - $16.8355 per share FMV - Fair Market Value on Grant Date.
<F4>
The option is exercisable in five equal annual installments beginning on the first anniversary of the date of the grant.
<F5>
Option becomes exercisable 10% per year on anniversary date of the grant for a period of 8 years, the 9th anniversary the remaining 20% becomes exercisable..
<F6>
In 1999, ServiceMaster entered into a joint venture with Kleiner, Perkins, Caufield & Byers to develop an Internet company, We Serve Homes.com ("WSH"). A WSH option was granted in 2000. On January 11, 2002, the WSH option was converted into a ServiceMaster option at a ratio of 55.48 to 1, pursuant to a merger with a subsidiary of ServiceMaster in a transaction exempt under Rule 16b-7.

SIGNATURE OF REPORTING PERSON
/s/ Sandra L. Groman

DATE
02/14/2003